Exhibit 12

VERSO PAPER HOLDINGS LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Predecessor Combined	Successor Consolidated
	Seven Months Ended July 31,	Five Months Ended December 31,	Year Ended December 31,
(Dollars in thousands)	2006	2006	2007	2008	2009	2010
Earnings (Loss):
Income (loss)	$17,751	$(1,832)	$(81,269)	$(39,151)	$80,702	$(125,480)
Amortization of capitalized interest	5,005	—	18	103	152	167
Capitalized interest	(338)	(206)	(1,247)	(1,408)	(396)	(1,268)
Fixed charges (below)	9,420	49,424	117,038	106,629	118,768	126,105

Earnings (loss) adjusted for fixed charges	$31,838	$47,386	$34,540	$66,173	$199,226	$(476)

Fixed charges:
Interest expense	$8,414	$48,741	$113,881	$103,200	$116,130	$122,528
Capitalized interest	338	206	1,247	1,408	396	1,268
Portion of rent expense representative of interest	668	477	1,910	2,021	2,242	2,309

Total fixed charges	$9,420	$49,424	$117,038	$106,629	$118,768	$126,105

Ratio of earnings to fixed charges	3.38	—	—	—	1.68	—
Coverage deficiency		$2,038	$82,498	$40,456		$126,581